APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TERMINAL 76 BREWING CO.
Balance Sheet - unaudited
JUNE 2022

	Current Period		Prior Period	
	1-Jun-22		**1-Dec-21**	
ASSETS				
Current Assets:				
Cash	$	-	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		-		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	-	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		-		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-
Current Portion of Long-Term Debt		-		-
Total Current Liabilities		-		-
Long-Term Liabilities:				
Notes Payable		-		-

Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -
Balance Sheet Check	-	-

TERMINAL 76 BREWING CO.
Income Statement - unaudited
JUNE 2022 / DECEMBER 2021

	Current Period	Prior Period
	1/1/22 - 6/30/22	**7/1/21 - 12/31/21**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-

Income Tax Expense		-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES		-		-
NET INCOME (LOSS)	$	-	$	-

TERMINAL 76 BREWING CO.
Statement of Cash Flow - unaudited
JUNE 2022

	Current Period	Prior Period
	1/1/22 - 6/30/22	7/1/21 - 12/31/21
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Stephen Chouinard, certify that:

1. The financial statements of Terminal 76 Brewing Co. included in this Form are true and complete in all material respects; and
2. The tax return information of Terminal 76 Brewing Co. has not been included in this Form as Terminal 76 Brewing Co. was formed on 09/10/2021 and has not filed a tax return to date.

Signature   *Stephen Chouinard*

Name: Stephen Chouinard

Title: Head of Business Operations